Fund Administration

 Fee Schedule

Exhibit A

Name Of Series

Date Added

Paradigm Value Fund                                          December 31, 2002
Paradigm Opportunity Fund                                December 31, 2004
Paradigm Select Fund                                        December 31, 2004

Paradigm Intrinsic Value Fund                             December 31, 2007

Annual fee based upon average assets:

7 basis points on first $200 million

5 basis points on next $500 million

3 basis points on the balance

Minimum monthly fee: $2,000 per series.

Plus out-of pocket expense reimbursements, including but not limited to:

Proxies

Special reports

Printing of Annual Prospectus, SAI, Annual and Semi-Annual Reports

Federal and state regulatory filing fees

Certain insurance premiums

Expenses from board of trustees meetings

Auditing expenses

Legal expenses

Fees and out-of-pocket expense reimbursements are billed monthly